Exhibit 8.1
Subsidiaries of Coincheck Group N.V.
(as of June 30, 2025)

Legal Name	Jurisdiction of Incorporation
Coincheck, Inc.	Japan
Next Finance Tech Co., Ltd.	Japan
CCG Administrative Services, Inc.	Delaware, U.S.A.